ACQUSALUT INC.

October 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Filing Division

Division of Corporation Finance

Washington, D.C. 20549

Re:  Acqusalut Inc.

Form 1-A filing withdrawal

File No. 024-10996

Withdrawal of 2 previously filed Form Reg A filed with wrong file numbers

Dear Sir or Madam:

On September 25,  2019,  I filed a Form 1-A for the above company  and I had some problem inserting the proper file number  and after I have filed it, the SEC comment division told me that  it has  a wrong file number which is 024-110082. I am pretty sure I did not put that file number. But I see it has a wrong file number. However, I had a hard time inserting the file number as the system kept on refusing the proper file number which is 024-10996.

 Then subsequently on October 15, 2019, I filed an amendment and again I had a similar problem and the SEC noticed that it also had a wrong file number. So they asked me to refile it and I did that on October 17, 2019. This time it went right with the right file number.

SEC now had asked me to withdraw the filings I have done on the following days with the following wrong file numbers:

9-25-19

under the wrong file number: 024-11082

10-15-19

under the wrong file number: 024-11097

I would appreciate if you would please take care of this matter and let me withdraw those two filings. Please call me at 305-865-8193  if you need to clarify this.

Very Truly Yours,

/s/I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer

7135 Collins Ave, Suite 624

Miami Beach, FL 33141

Tel: 305-865-8193